

July 12, 2010

Andrew J. Schenker
Chief Executive Officer
Thrive World Wide, Inc.
638 Main St.
Lake Geneva, WI 53147

> **Re: Thrive World Wide, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed July 7, 2010**
> **File No. 0-53880**

Dear Mr. Schenker:

We have reviewed your filing and have the following comment.

As previously requested in our letter dated June 10, 2010, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars at 202-551-3348 if you have any questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief